SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                    Amendment
                                      No. 3
                                       To
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                    WELLS REAL ESTATE INVESTMENT TRUST, INC.
                            (Name of Subject Company)

       SUTTER OPPORTUNITY FUND 3, LLC, SUTTER CAPITAL MANAGEMENT, LLC and
                                 ROBERT E. DIXON

                                    (Bidders)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                             -----------------------

                                                      Copy to:
Robert E. Dixon                                       Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                        Derenthal & Dannhauser LLP
220 Montgomery Street, Suite 2100,                    One Post Street, Suite 575
San Francisco, California 94104                       San Francisco, CA 94104
(415) 788-1441                                        (415) 981-4844


                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

            Transaction                                   Amount of
            Valuation*                                    Filing Fee

            $7,000,000                                     $886.90

* For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $7.00 per Share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:      $886.90
       Form or Registration Number: Schedule TO
       Filing Party:                        Above listed Bidders
       Date Filed:                          11/15/04


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO filed by SUTTER OPPORTUNITY FUND 3, LLC, and ROBERT E. DIXON (together, the "Purchasers") for the purchase of up to 1,000,000 Shares of COMMON STOCK, PAR VALUE $.01 (the "Shares") in WELLS REAL ESTATE INVESTMENT TRUST, INC., a Maryland corporation (the "Company") is hereby amended as set forth in this amended Schedule TO. Except as expressly set forth herein, the terms and the conditions of the Offer remain unchanged and all terms used herein are as defined in the previously filed Schedule. The Expiration Date of the Offer has been extended to January 14, 2005, or such other date to which this Offer may be further extended (the "Expiration Date"). A total of 231 Shares have been tendered to the Purchasers and not withdrawn as of the date of this amendment.

Item 12. Exhibits.

         (a)(1) Revised Offer to Purchase dated November 15, 2004

         (a)(4) Press release





                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 22, 2004


SUTTER OPPORTUNITY FUND 3, LLC

By Sutter Capital Management, LLC, its Manager

         By:       /s/ ROBERT E. DIXON
                  -----------------------------------
                  Robert E. Dixon, Manager


SUTTER CAPITAL MANAGEMENT, LLC

         By:       /s/ ROBERT E. DIXON
                  -----------------------------------
                  Robert E. Dixon, Manager


       /s/ ROBERT E. DIXON
       -----------------------------------
       Robert E. Dixon

                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Revised Offer to Purchase dated November 15, 2004

(a)(4)            Press release